Longtop Financial Technologies Limited
June 19, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Barbara C. Jacobs, Assistant Director
Re:	Longtop Financial Technologies Limited Registration Statement on Form F-3 File No. 333-159263
Dear Ms. Jacobs:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned Longtop Financial Technologies Limited (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 (the “Form F-3”) to 4:00 P.M., Eastern Time, Monday, June 22, 2009, or as soon thereafter as practicable.
In connection with the foregoing requests, the undersigned acknowledges that:
•	should the Securities and Exchange Commission (the “SEC”) or the Division of Corporation Finance of the SEC (the “Staff”), acting pursuant to delegated authority, declare the Form F-3 effective, it does not foreclose the SEC from taking any action with respect to the Form F-3;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Form F-3 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form F-3; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
     We request that we be notified of the effectiveness of the Registration Statement on Form F-3 by telephone call to Timothy B. Bancroft, of Goulston & Storrs, P.C., at (617) 797-7855.

Very truly yours, Longtop Financial Technologies Limited
By:	/s/ Derek Palaschuk
Derek Palaschuk
Chief Financial Officer

cc: Timothy B. Bancroft